------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number
                                                  Expires:
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

                                 Palmair, Inc.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

                        55 Fredrick Street, Box CB 13039
--------------------------------------------------------------------------------
                                    (Street)

   Nassau,                    Bahamas
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


                    AmeriNet Group.com, Inc.    ABUY
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

                    July 99
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)
                   Not Applicable
================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [ ]  10% Owner
     [ ]  Officer (give title below)           [X]  Other (specify below)
                                                  7.5% Owner
_____________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------


====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/98)
                                  Page 2

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock        0.02    7/29/99    P            200,000 12/9/98 12/31/2000  Common  200,000 0.02    0         D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
(a)  Charles Scimeca's (former President and Director of the Issuer) option to purchase 200,000 shares has been sold to Palmair, Inc for $4000.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:


/s/ Chrisje Gentis-Vermeulen                                10/5/99
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Exhibit A
Common Stock Purchase Warrant dated December 9, 1999 is filed as an exhibit to the Issuer's report on Form 10-QSB for the fiscal quarter ended September 30, 1998.

Exhibit B
ASSIGNMENT & PURCHASE OF COMMON STOCK PURCHASE WARRANT AGREEMENT & INSTALLMENT AGREEMENT

THIS AGREEMENT ENTERED INTO THIS 15TH DAY OF JULY 1999 BETWEEN CHARLES J. SCIMECA HEREINAFTER REFERRED TO AS (SELLER) AND PALMAIR, INC., HEREAFTER REFERRED TO AS (BUYER), FOR VALUABLE CONSIDERATION (SELLER) WILL ASSIGN/SELL HIS COMMON STOCK PURCHASE WARRANT AGREEMENT ATTACHED INCLUDING ASSIGNMENT FORM AS EXHIBIT (A) TO (BUYER) AS DESCRIBED IN STOCK TRANSFER & PURCHASE AGREEMENT DATED JULY 5,1998 ATTACHED AS EXHIBIT (B). (SELLER) HAS RECEIVED FROM (BUYER) $1,117.00 AS THE FIRST INSTALLMENT TOWARD PURCHASE PRICE AS DESCRIBED IN BUYER'S LETTER ATTACHED AS EXHIBIT (C). REMAINING PAYMENT OD $2,883.00 WILL BE PAID IN THREE EQUAL INSTALLMENTS OF $961.00 WITH NO INTEREST PAYABLE SEPTEMBER 1,1999, OCTOBER 1, 1999 AND NOVEMBER 1,1999. IF THIS AGREEMENT HAS TO BE ENFORCED BY ANY TYPE OF LEGAL ACTION THE PREVAILING PARTY SHALL BE ENTAILED TO THEIR LEGAL FEES. PROOF OF AUTHORITY TO EXECUTE THIS AGREEMENT BY BUYER IS ATTACHED AS EXHIBIT
(D).



/S/ Charles J. Scimeca   7/15/99                  C. Gentic Vermeulen   7/19/99
------------------------------                      ----------------------------
SELLER                     DATE                     BUYER                DATE
/s/ Carolyn J. Marchback                          /s/ Jan C. Gentis
------------------------------                      ----------------------------
WITNESS                                             WITNESS

Exhibit C
Letter from Palmair

July 5, 1999


Dear Charles:


I would like to exercise my option to purchase the warrant agreement you have to purchase additional shares of Equity Growth Systems. At this time I do not actually want to purchase the stock. Is it right that I have until December 31, 2000 or is it the year 2002 to purchase? Please inform me. You owe $1,117.00 from the interest due in the note with Diederich. If you deduct this from the $4,000.00 due from me to pay for option, I owe you $2,883.00. I will send you this promptly. Please recommend a lawyer to do all the forms you told me about.


Thank You,

/s/ Chrisje Gentis-Vermeulen

Exhibit D
RESOLUTION:

AUTHORIZE CONTRACT

RESOLVED, That the Corporation enter into a contract with CHARLES J. SCIMECA for the general purposes of: EXERCISING PURCHASE WARRANT OPTION/EQUITY GROWTH SYSTEMS

and all upon
such terms and conditions as are set forth in an agreement between the parties as annexed hereto.

     The undersigned hereby certifies that he/she is the duly elected and qualified Secretary and the custodian of the books and records and seal of Palmair, Inc. a corporation duly formed pursuant to the laws of the Bahamas and the forgoing is a true record of a resolution duly adopted at a meeting of the Board of Directors, and that said meeting was held in accordance with Bahamas law and the Bylaws of the above-named Corporation on July 6,1999, and that said resolution is now in full forceand effect without modification or recission.

IN WITNESS WHEREOF, I have executed my name as secretary and have hereunto affixed the corporation seal of the above-named Corporation this 6 day of July,1999.

A True Record.
Attest

/s/ Chrisje Gentis-Vermeulen
-------------------------------
Secretary